UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on scheduled stoppage of Mexilhão and Route 1

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Rio de Janeiro, August 13, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up the release disclosed on 06/04/2021, informs that the scheduled stoppage of 30 days for maintenance of the Mexilhão platform and the Route 1 gas pipeline, which transports the natural gas produced in Mexilhão and other platforms in the pre-salt and post-salt areas of the Santos Basin, will be postponed by 14 days, to August 29, 2021.

The postponement was due to an unscheduled emergency stoppage to repair equipment in the processing plant which receives the natural gas coming from Campos Basin and the Route 2 pipeline, which transports the natural gas produced in the Santos Basin. The operation is essential to ensure the full operation of Route 2, which will guarantee market supply during the stoppage of the Route 1 pipeline.

As this is merely an adjustment to the schedule, the assumptions of supply and physical availability of the gas molecule are preserved, thus ensuring the market supply, observing the conditions agreed in the contracts.

The new schedule brought a development that is favorable to the market and the Brazilian electricity sector, since it results in a reduction of the period in which there would be the imposition of contractual restrictions on the programming of gas to customers and, consequently, an eventual increase of cost in the case of withdrawals of gas above the programmed and restricted volumes. According to the contracts, Petrobras' scheduled maintenance can last a maximum of 30 days. With the change, Petrobras will apply the restriction, if necessary, for only 16 days, between August 29th and September 13th. Thus, during the period between August 15th and 29th, normal contract conditions will be maintained. The activities of the Mexilhão stoppage and of the Route 1 gas pipeline are expected to take place until September 28th.

The new schedule will also allow for an increase in natural gas power generation if compared to the previous scenario, due to the availability of gas for plants that would have scheduled shutdowns concurrently with the stoppage of Route 1 or that would operate with alternative fuels. Thus, the stoppage of UTE Cubatão, owned by Petrobras, was rescheduled, in addition to the confirmation of availability for the consumption of natural gas for power generation for another 14 days (between August 15th and 29th) at the Araucária, Linhares, Santa Cruz, William Arjona, and Norte Fluminense plants.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

Map of the gas flow routes (Routes 1, 2 and 3)

The adjustment in the start date of the scheduled stoppage ensures compliance with the maximum deadlines designated in standards and recommendations for inspections to be carried out as preventive maintenance and improvements in the facilities, not changing the original scope considered and ensuring continuity and safety in the operations of natural gas flow and supply.

Petrobras continues to make every effort to maximize the availability of gas to the market during the scheduled stoppage, always observing the safety of its operations and respect for the environment. Among the implemented solutions are:

•	Expansion of the capacity of the Guanabara Bay Regasification Terminal from 20 million to 30 million m³/day;
•	Repositioning of regasification vessel from the Pecém LNG Regasification Terminal to the Bahia Terminal (TRBA), with the capacity to offer an additional 14 million m³/day;
•	Positioning in the LNG supply ships and cargo market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer